300 North LaSalle Chicago, Illinois 60654
Robert E. Goedert To Call Writer Directly: (312) 862-7317 rgoedert@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

April 18, 2018

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1090

Attention:	Parhaum Hamidi

Re:	Carvana Co.
Draft Registration Statement on Form S-1
Confidentially Submitted April 26, 2018

Dear Mr. Hamidi:

On behalf of Carvana Co. (the “Company”), we submit this supplemental letter to the staff of the SEC (the “Staff”) including the proposed disclosure under the heading “Prospectus Summary — Recent Unaudited Operating Results” that the Company intends to include in its first public filing of its Registration Statement on Form S-1.

We hope that the enclosed is helpful to the Staff. Should you have any questions relating to the enclosed or any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert E. Goedert

Robert E. Goedert

cc:	Paul Breaux
Carvana Co.

Beijing    Boston    Hong Kong     Houston      London     Los Angeles     Munich     New York     Palo Alto     San Francisco      Shanghai     Washington, D.C.

Recent Unaudited Operating Results

Set forth below are certain preliminary estimates of our operating results for the three months ended March 31, 2018 compared to our actual operating results for the three months ended March 31, 2017. We have not yet finalized our operating results for the three months ended March 31, 2018, and our consolidated statements of operations and related notes as of and for the three months ended March 31, 2018 are not expected to be available until after this offering is completed. Consequently, our final operating results for the three months ended March 31, 2018 will not be available to you prior to investing in this offering. We may identify items that would require us to make adjustments to our preliminary estimates of our operating results set forth below during our financial statement preparation process. See “Forward-Looking Statements.”

The preliminary financial data included below has been prepared by, and is the responsibility of, our management. Our independent auditors have not audited, reviewed, compiled or performed any procedures with respect to such preliminary financial data. Accordingly, our independent auditors express no opinion or any other form of assurance with respect thereto. These preliminary operating results are not a comprehensive statement of our financial results as of and for the quarter ended March 31, 2018, and should not be viewed as a substitute for full consolidated financial statements prepared in accordance with GAAP.

We are providing the following preliminary estimates of our operating results for the three months ended March 31, 2018:

•	For the three months ended March 31, 2018, we expect retail units sold to be approximately 18,460 units, as compared to 8,334 retail units sold for the three months ended March 31, 2017. This expected increase in retail units sold was driven in part by growth to 56 markets as of March 31, 2018 from 23 markets as of March 31, 2017, as well as by increased penetration in existing markets.

•	For the three months ended March 31, 2018, we expect total net sales and operating revenues to be approximately $360.0 million, as compared to total net sales and operating revenues of $159.1 million for the three months ended March 31, 2017. The increase in total net sales and operating revenues was primarily the result of the increase in retail units sold.

•	For the three months ended March 31, 2018, we expect cost of sales to be approximately $326.0 million, as compared to cost of sales of $149.3 million for the three months ended March 31, 2017. The increase in cost of sales was primarily the result of the increase in retail units sold.

•	For the three months ended March 31, 2018, we expect gross profit to be approximately $34.0 million, as compared to gross profit of $9.7 million for the three months ended March 31, 2017. The increase in cost of sales was primarily the result of the increase in retail units sold, as well as an increase in total gross profit per unit, which is described below.

•

For the three months ended March 31, 2018, we expect total gross profit per unit to be approximately $1,850, as compared to total gross profit per unit of $1,169 for the three months ended March 31, 2017. The increase in total gross profit per unit is primarily due to higher retail gross profit per unit, which was mostly driven by lower average days to sale, and an increase in other gross profit primarily generated from higher premiums on loans sold as well as sales of GAP waiver coverage, which we began offering customers in certain markets in the second quarter of 2017.

•	For the three months ended March 31, 2018, we expect selling, general and administrative expenses to be approximately $82.0 million, including $4.6 million of depreciation and amortization expense, as compared to selling, general and administrative expenses of $45.9 million, including $2.1 million of depreciation and amortization expense, for the three months ended March 31, 2017. The increase in selling, general and administrative expenses is primarily a result of our expansion to additional markets and includes increased advertising and compensation expense associated with our new markets and additional headcount.

•	For the three months ended March 31, 2018, we expect interest expense to be approximately $3.5 million, as compared to interest expense of $2.1 million for the three months ended March 31, 2017. In order to expand the inventory we make available to customers, we increased our borrowings under our Floor Plan Facility year over year resulting in a corresponding increase in interest expense.

•	For the three months ended March 31, 2018, we expect net loss to be approximately $52.0 million, as compared to net loss of $38.4 million for the three months ended March 31, 2017 and net loss margin to be (14.6%) for the three months ended March 31, 2018, as compared to net loss margin of (24.2%) for the three months ended March 31, 2017. The increase in net loss is primarily due to an increase in selling, general and administrative expenses partially offset by an increase in gross profit, each as described above.

•	For the three months ended March 31, 2018, we expect EBITDA to be approximately $(44.6) million, as compared to EBITDA of $(38.4) million for the three months ended March 31, 2017 and EBITDA margin to be (12.4%) for the three months ended March 31, 2018, as compared to EBITDA margin of (21.6%) for the three months ended March 31, 2017. The improvement in EBITDA margin is primarily due to improved operating performance relative to our total revenues.

A reconciliation of EBITDA to net loss, the most directly comparable GAAP measure, and the calculation of EBITDA margin are as follows:

	Actual	Estimated
	Three Months Ended March 31,
	2017	2018
	(in thousands)
Net loss	$(38,439)	$(52,700)
Depreciation and amortization expense	2,061	4,600
Interest expense	2,059	3,500

EBITDA	$(34,319)	$(44,600)

Total revenues	$159,073	$360,400

EBITDA Margin	-21.6%	-12.4%

For more information about our non-GAAP supplemental measures of operating performance see “Summary Historical Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”